FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document	Page No.
1. 2. 3. 4. 5. 6. 7. 8.
BlackBerry to Webcast Keynote and Alicia Keys Performance from Orlando

BlackBerry Introduces a Youthful and Fun BlackBerry 10 QWERTY smartphone, the BlackBerry Q5, for Selected Markets

BlackBerry Enterprise Service 10 Version 10.1 Now Available for Download

BlackBerry Enables Secure Enterprise Instant Messaging on BlackBerry 10

BlackBerry Scholars Program Established to Engage More Women Acress the Globe in Areas of Science, Technology, Engineering and Math

BBM for iOS and Android to Launch This Summer

BBM Now Lets You Tune In to the People and Communities That Matter To You with BBM Channels

BlackBerry and Flurry announce Flurry Analytics for BlackBerry 10

2. 3. 4. 2. 2. 3. 2. 2.

Document 1

May 14, 2013

FOR IMMEDIATE RELEASE

BlackBerry to Webcast Keynote and Alicia Keys Performance from Orlando

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) will webcast news from its annual conference in Orlando today. BlackBerry President & CEO Thorsten Heins will kick off the show with a keynote presentation accessible via live stream beginning at 9 a.m. ET on the BlackBerry Live website: www.blackberrylive.com.

The Keep Moving Experience produced by Alicia Keys, BlackBerry’s new Global Creative Director, will also be streamed live and include performances by Alicia Keys, Alabama Shakes, Miguel, Maria Gadú, and Cedric Gervais.  The entertainment from Universal Studios will be accessible via webcast beginning at 7:30 p.m. ET: www.blackberrylive.com.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
mediarelations@rim.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@rim.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 2

May 14, 2013
FOR IMMEDIATE RELEASE

BlackBerry Introduces a Youthful and Fun BlackBerry 10 QWERTY smartphone, the BlackBerry Q5, for Selected Markets

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) today introduced the BlackBerry® Q5, a new youthful and fun BlackBerry® 10 smartphone for selected markets. The BlackBerry Q5 smartphone features a QWERTY keyboard with discrete keys in a stunning youthful design that is confident, fun, and bold. Every feature, every part of the BlackBerry Q5 has been built to provide a fast, effortless experience that flows and moves with you to help you explore, create, and share while on the go.

“BlackBerry is excited to bring a new BlackBerry QWERTY smartphone, the BlackBerry Q5, to our customers in selected markets around world,” said Thorsten Heins, President and CEO of BlackBerry. “The BlackBerry Q5 gives you the best of everything with its cutting-edge BlackBerry 10 functionality and a physical QWERTY keyboard. It is for youthful fans that are passionate, confident and bold, and it makes it easy for them to have fun, create, share and stay connected.”
As part of the BlackBerry 10 experience, the BlackBerry Q5 smartphone offers a powerful and unique mobile computing experience that continuously adapts to your needs. Features and apps work seamlessly together, allowing your every move to flow into the next. Highlights of the BlackBerry Q5 smartphone include:

The evolution of the classic BlackBerry Keyboard
The BlackBerry Q5 features a classic BlackBerry Keyboard with discrete keys that has been re-engineered and elegantly designed to help you type fast, accurately and with the least amount of effort. Plus with Instant Action shortcuts you can type to perform tasks faster. The BlackBerry Q5 smartphone gives you the best of both worlds – a classic QWERTY keyboard for optimized communications and a 3.1” touchscreen for all the rest.

Create the perfect shot with BlackBerry Time Shift mode and Story Maker
Create the picture perfect shot with BlackBerry® Time Shift mode, then create and share your story, weaving together your photos, videos and music into a movie with BlackBerry® Story Maker.

Share and be seen with BBM Video with Screen Share
Instantly switch your BBM™ (BlackBerry® Messenger) chat to a BBM Video conversation and catch up face-to-face. You can even share your screen, whether it’s a photo, a page in the browser, an idea, or a view from your camera.*

Stay close to what’s important to you with BlackBerry Hub
With BlackBerry® Hub, all of your messages and social conversations are only one swipe away. There’s no need to stop what you’re doing. Simply peek into the BlackBerry Hub from anywhere with a swipe to effortlessly flow in and out of your messages and conversations.

BlackBerry World delivers a rich, thriving app and content ecosystem
Discovering and sharing great apps and content is easier than ever with recommendations based on similar purchases, and access to more than 100,000 apps on the BlackBerry® World™ storefront.

Pricing and Availability
The new BlackBerry Q5 smartphone will be available in selected markets in Europe, the Middle East, Africa,  Asia (including the Asia Pacific region), and Latin America, with expected availability beginning in July.

For more information BlackBerry 10, please visit www.blackberry.com/blackberry10

*Compatible BlackBerry 10 smartphones, Wi-Fi, 4G or HSPA+ connection required. Additional restrictions apply visit blackberry.com for details.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com

Media Contact:
Alex Kinsella
BlackBerry Media Relations
mediarelations@rim.com
519-888-7465 x78922

BlackBerry Media Relations
mediarelations@rim.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@rim.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 3

May 14, 2013

FOR IMMEDIATE RELEASE

BlackBerry Enterprise Service 10 Version 10.1 Now Available for Download

Multi-platform Enterprise Mobility Management solution adds new “Regulated-level” IT policy controls, simplified implementation with single-server deployment

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced BlackBerry® Enterprise Service 10 version 10.1, an update to BlackBerry’s multi-platform Enterprise Mobility Management (EMM) solution that provides device and app management for BYOD and corporate-owned BlackBerry®, iOS® and Android™ devices. Today’s update brings new “Regulated-level”  IT policy controls and settings for government agencies and customers in regulated industries who require an advanced level of security, control and logging of BlackBerry® 10 smartphones. It also allows customers to support BlackBerry 10 and BlackBerry OS smartphones from a single server.

BlackBerry Enterprise Service 10 version 10.1 is free to download and existing BlackBerry® Enterprise Server 5 customers can exchange their client access licenses for free through 2013*. To date, 12,000 BlackBerry Enterprise Service 10 servers have been installed by customers around the world.

Key features of BlackBerry Enterprise Service 10 version 10.1

•
Regulated-level EMM. BlackBerry Enterprise Service 10 version 10.1 provides customers with an optional set of extended IT policy settings and controls that restricts the use of a BlackBerry 10 smartphone for work only (does not allow personal apps and content).

•
Simplified deployment for a lower total cost of ownership. Following a simple installation process, customers will be able to use BlackBerry Enterprise Service 10 version 10.1 to manage BlackBerry 10 smartphones, BlackBerry® PlayBook™ tablets, iOS and Android devices, as well as earlier model BlackBerry smartphones.  Upgrading to BlackBerry Enterprise Service 10 version 10.1 is simple and intuitive, and existing BlackBerry Enterprise Server 5 customers can quickly upgrade to BlackBerry Enterprise Service 10 version 10.1 with no firewall changes.

•
Dashboard & reporting. New dashboard capabilities provide an "at-a-glance" graphical view of information and statistics associated with the customer's complete fleet of devices, providing administrators with immediate access to the information they need. The dashboard displays a high level overview of information such as a device deployment summary by platform and carrier, device compliance state, application deployments, and more.

•
High Availability. All components of BlackBerry Enterprise Service 10 can now be deployed in a highly available active/passive configuration, similar to the high availability support offered by BlackBerry Enterprise Server 5.0. It offers simple, easy to configure threshold settings and improved failover performance.

•
BlackBerry Support is now included as standard. Care** now comes as standard with BlackBerry Enterprise Service 10 deployments***, providing 12x5 telephone access to BlackBerry  experts, responsive online support, access to training, productivity and diagnostic tools. Extended technical support offerings are available.

 “The new Regulated-level EMM options in BlackBerry Enterprise Service 10 version 10.1 give our government and high-security customers the advanced settings they need to have complete control of the BlackBerry 10 smartphones connected to their networks,” said David J Smith, EVP, Enterprise Mobile Computing.  “Extending BlackBerry security, device and application management to iOS and Android frees our customers from the need to invest in multiple device management technologies, giving them an easy and cost-effective upgrade path to a solution that supports their entire mobile environment globally.”

“BlackBerry remains the only mobile solution that has a significant focus on security and business,” said Rob Enderle, Principal Analyst, Enderle Group. “This allows BlackBerry to stand out positively in a market dominated by consumer focused solutions and appeal to those that rank work and productivity as more important. They also provide the fastest solution which has proven critical to those where seconds mean dollars or lives.”

On the Road Map for Enterprises
Announced in March 2013 and scheduled to be available at the end June 2013, a further update of BlackBerry Enterprise Service 10 is intended to extend BlackBerry security capabilities for data-at-rest and data-in-transit and provide complete separation between work and personal data and applications for iOS and Android devices.   Subject to approval by the Apple App Store and Google Play, as applicable, the new BlackBerry Secure Work Space for iOS and Android solution would include client applications that secure email, calendar, contacts, tasks, memos, browsing and document editing for the device provisioned with BlackBerry Enterprise Service 10. It would also introduce BlackBerry’s single outbound port solution, aimed at greatly simplifying firewall configuration and giving customers a more secure, simple, cost effective and VPN-less infrastructure to reliably manage all of their mobile devices. Additionally, customers would be able to “app wrap” to secure additional applications to run within BlackBerry Secure Work Space through simple interfaces made available with the product. The solution is currently in closed beta with BlackBerry customers and partners worldwide.

For companies that don’t require behind the firewall app and browsing access, application management, or advanced security and controls, BlackBerry 10 smartphones support ActiveSync, providing organizations a fast and easy solution for synchronizing with  Microsoft® Exchange®, IBM® Notes® Traveler, Novell® GroupWise®, Hotmail®, Microsoft® Office365TM, and Google AppsTM. This is an attractive option for SMBs and larger companies that don’t require the comprehensive controls and settings offered by BlackBerry Enterprise Service 10 and are looking for a fast, cost effective way to connect BlackBerry 10 smartphones to their enterprise messaging systems.

Availability
The BlackBerry Enterprise Service 10 version 10.1 server software is available as a free download at www.bes10.com. Annual client access licenses (CALs) are free for BlackBerry Enterprise Server 5 customers trading up existing BlackBerry Enterprise Server 5 CALs through 2013*, or can be purchased for $59 per year per device. For Regulated-level EMM capabilities, additional carrier charges may apply.

BlackBerry Enterprise Service 10 version 10.1 server software is also available as a sixty (60) day free trial including 20 CALs and can be downloaded here.

The BlackBerry 10 Ready Program continues to run with offers, information and resources to help organizations make the transition to BlackBerry 10 fast, easy, and cost effective. A new free upgrade offer from BlackBerry Enterprise Server 4 to BlackBerry Enterprise Server 5 is now available, saving customers the $995 software upgrade fee. BlackBerry Enterprise Server  5 is required in order to manage BlackBerry OS smartphones through BlackBerry Enterprise Service 10, and existing customers can still take advantage of the free license exchange program at www.blackberry.com/blackberry10ready, which is available until December 31, 2013.*

* Terms and conditions apply. Subject to change without notice. For more information visit: www.blackberry.com/licensetradeup

** For customers wanting access to higher levels of support, priority queuing, account management and strategic services, BlackBerry Technical Support Services are available.

*** Deployment includes installation of the BlackBerry Enterprise Service 10 version 10.1 server software and purchase of BlackBerry Enterprise Service 10 Client Access Licenses. Only new 10.1 annual licenses are eligible for Care, which is for BlackBerry Enterprise Service 10 support only.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com

Media Contact:
Hannah Lewis
BlackBerry
+44 7785384313
halewis@blackberry.com

Kim Geiger
BlackBerry
+1-647-283-7150
kgeiger@blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances.  Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements.  BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or service.

Document 4

May 14, 2013

FOR IMMEDIATE RELEASE
BlackBerry Enables Secure Enterprise Instant Messaging on BlackBerry 10

BlackBerry Enterprise IM 3.0 supports secure instant messaging and collaboration with
Microsoft Lync, Microsoft Office Communications Server and IBM Lotus Sametime

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) today unveiled BlackBerry® Enterprise Instant Messaging (Enterprise IM) 3.0, a free update of the company’s enterprise instant messaging solution, enabling customers with BlackBerry® 10 smartphones to securely communicate over Microsoft® Lync®, Microsoft® Office Communication Server or IBM® Lotus® Sametime®.

BlackBerry Enterprise IM 3.0 works with BlackBerry® Enterprise Service 10 version 10.1, BlackBerry’s multi-platform enterprise mobility management (EMM) solution, and BlackBerry 10 smartphones to protect Microsoft Lync, Microsoft Office Communication Server or IBM Lotus Sametime communications by encrypting data from end-to-end. It optimizes communications and collaboration allowing enterprise customers to be more productive while mobile. The client app supports presence, real-time one-to-one and multi-party instant messaging, the ability for a user to update their profile and change their status, as well as to instantly switch from a text chat to a voice call. Messages are integrated within the BlackBerry® Hub for convenience, and the solution supports the separation of enterprise IMs from personal apps and content with BlackBerry® Balance™.

“To be competitive in today’s fast-paced marketplace, you need to enable your workers with tools that let them collaborate in real time,” said Frank Cotter, Vice President, Mobile Computing at BlackBerry. “BlackBerry Enterprise IM 3.0 mobilizes enterprise IM communications in a secure, manageable way through BlackBerry Enterprise Service 10 version 10.1, while making it easy and convenient for end users to collaborate while on the go.”

“Mobility and real-time demands have dramatically changed how workers communicate and have pushed the adoption of a variety and often disparate collaboration mechanisms,” said Kevin Burden, Director, Mobility, Strategy Analytics. “Today’s mobile worker requires a flexible solution that gives them access to various systems allowing them to be more timely and responsive to their co-workers, which is the principal of BlackBerry Enterprise IM.”

BlackBerry Enterprise IM 3.0 is available now at no charge for BlackBerry Enterprise Service 10 version 10.1 and BlackBerry 10 smartphones and can be downloaded at:
https://swdownloads.blackberry.com/Downloads/entry.do?code=D47BF0AF618A3523A226ED7CADA85CE3
It supports Microsoft Lync 2010 and 2013, Microsoft Office Communication Server 2007 R2 and IBM Lotus Sametime 8.5 and 8.5.2.
For more information, please visit www.blackberry.com/EnterpriseIM

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com

Media Contact:
Kim Geiger
BlackBerry
+1-289-261-5642
kgeiger@blackberry.com

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com
###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances.  Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements.  BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 5

May 14, 2013

FOR IMMEDIATE RELEASE

BlackBerry Scholars Program Established to Engage More Women Acress the Globe in Areas of Science, Technology, Engineering and Math

Global Creative Director, Alicia Keys, Inaugurates BlackBerry Scholars Program – a multi-level strategy to engage young women across the globe in Science, Technology, Engineering and Math (STEM)

Orlando, FL and Waterloo, ON – May, 14, 2013 – Today, BlackBerry® (NASDAQ: BBRY; TSX: BB) Global Creative Director, Alicia Keys, launched the new BlackBerry Scholars Program, the first step in its global women’s initiative designed to inspire more women to enter and develop careers in the fields of Science, Technology, Engineering and Math (STEM). The program was unveiled at BlackBerry Live in Orlando, Florida.

The BlackBerry Scholars Program will provide full, four-year tuition scholarships to outstanding women who are seeking degrees at accredited colleges and universities in the areas of STEM with a particular interest or aptitude in the area of mobile computing.  This scholarship program is the first step in BlackBerry’s long-term commitment and multi-tiered strategy to engage young women at every step of their education from high school to college, and as they rise through the workforce.

While significantly more women enroll and graduate college than men, only 25% of U.S. IT jobs are held by women, and 56% of these women eventually leave the field of technology for other careers. As more than 55% of BlackBerry customers are women, BlackBerry aims to champion this generation of female leaders as they strive to achieve their ambitions in this highly-competitive industry.

“Women are underrepresented in fields of science and technology, and we feel strongly that it’s time to drive a change,” said BlackBerry Global Creative Director, Alicia Keys. “It’s important to connect the dots for young women in high school and college, and show them that careers in science and technology are within their reach. And when women do land these jobs, it’s vital they receive the mentoring and support they need to advance in their careers. I’m proud BlackBerry is demonstrating leadership in women’s education, both in school and in the workplace, and giving back to its most loyal users in such a profound way.”

In addition to providing full, four-year course tuition, BlackBerry will also offer mentorship and professional opportunities for each of the scholars. The scholars will be selected based on their academic merit and passion for entering the mobile computing industry. A panel of inspirational and accomplished women, led by Alicia Keys, will choose the applicants from the pool of nominations submitted before the deadline of 5pm EDT on June 26, 2013.

For more information about the program, eligibility requirements, and how to apply, please visit www.blackberry.com/scholars.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 6

May 14, 2013

FOR IMMEDIATE RELEASE

BBM for iOS and Android to Launch This Summer

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced plans to make  its ground-breaking mobile social network, BlackBerry® Messenger (BBM™), available to iOS® and Android™ users this summer, with support planned for iOS6, and Android 4.0 (Ice Cream Sandwich) or higher, all subject to approval by the Apple App Store and Google Play. BBM sets the standard for mobile instant messaging with a fast, reliable, engaging experience that includes delivered and read statuses, and personalized profiles and avatars. Upon release, BBM customers would be able to broaden their connections to include friends, family and colleagues on other mobile platforms.

In the planned initial release, iOS and Android users would be able to experience the immediacy of BBM chats, including multi-person chats, as well as the ability to share photos and voice notes, and engage in BBM Groups, which allows BBM customers to create groups of up to 30 people.

“For BlackBerry, messaging and collaboration are inseparable from the mobile experience, and the time is definitely right for BBM to become a multi-platform mobile service. BBM has always been one of the most engaging services for BlackBerry customers, enabling them to easily connect while maintaining a valued level of personal privacy. We’re excited to offer iOS and Android users the possibility to join the BBM community,” said Andrew Bocking, Executive Vice President, Software Product Management and Ecosystem, at BlackBerry.

BBM is loved by customers for its “D” and “R” statuses, which show up in chats to let people know with certainty that their message has been delivered and read. It provides customers with a high level of control and privacy over who they add to their contact list and how they engage with them, as invites are two-way opt-in. iOS and Android users would be able to add their contacts through PIN, email, SMS or QR code scan, regardless of platform. Android users would also be able to connect using a compatible NFC-capable device.

BBM has more than 60 million monthly active customers, with more than 51 million people using BBM an average of 90 minutes per day. BBM customers collectively send and receive more than 10 billion messages each day, nearly twice as many messages per user per day as compared to other mobile messaging apps. Almost half of BBM messages are read within 20 seconds of being received; indicating how truly engaged BBM customers are.

Today, BlackBerry also announced BBM Channels, a new social engagement platform within BBM that will allow customers to connect with the businesses, brands, celebrities and groups they are passionate about. BlackBerry plans to add support for BBM Channels as well as voice and video chatting for iOS and Android later this year, subject to approval by the Apple App Store and Google Play.

If approved by Apple and Google, the BBM app will be available as a free download in the Apple® App StoreSM and Google Play store. Additional details about system requirements and availability will be announced closer to the launch.*.

###

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contact:
Victoria Berry
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 7

May 14, 2013

FOR IMMEDIATE RELEASE

BBM Now Lets You Tune In to the People and Communities That Matter To You with BBM Channels

Waterloo, ON – For the times when you want to share experiences beyond your friends or engage the communities you care about, BlackBerry® is taking its globally popular mobile social network, BlackBerry® Messenger (BBM™), up a notch with new functionality called BBM Channels. BlackBerry (NASDAQ: BBRY; TSX: BB) today announced the beta launch of BBM Channels, a new social engagement platform within BBM that will allow people to connect with the businesses, brands, celebrities and groups they are passionate about.

“BBM is the best way to stay connected, and with today’s announcement, we’re again expanding the capabilities of the service to provide a deeper real-time engagement experience for people to connect with brands, business, and communities that matter most to them,” said Andrew Bocking, Executive Vice President of Software Product Management and Ecosystem at BlackBerry. “With over 60 million highly engaged customers using BBM, content creators have a great opportunity to build deeper relationships, enhance their brands, and connect in new ways.”

BBM Channels allows individuals and groups to create a dedicated channel and share information and updates with the immediacy that BBM offers. BBM customers around the world will be able to connect and share information, broadcast about themselves to their channel, or join their favorite communities and share their experiences of the channel with their BBM contacts.
Starting today, BBM customers can connect and share the MERCEDES AMG PETRONAS Formula One Team on their BBM Channels. BlackBerry is working with leading global brands around the world to help them build and promote exciting new BBM Channel offerings.
BBM Channels features:
•
Create a channel – Create, edit and publish in an instant, and there are no limits to the number of followers you can have in your channel. Securely manage your channel from either a BlackBerry smartphone or the web.

•
Discover channels – BBM Channels includes a carousel that lets you discover new channels. You can share channel invites within a BBM chat, and people can be added or invited using the channel’s PIN or QR code.

•	View – View profiles for each BBM Channel you choose to follow.
•
Subscribe – Subscribing to a channel allows the channel owner to send you timely and relevant updates, giving the subscriber instant access to your news, deals, events or whatever you want to communicate. Subscribers can choose to receive notifications when new posts are available.

•
Participate – Participate and engage in conversations with your favorite people or communities by “Commenting” and “Liking” posts from channels you subscribe to. Channel owners have the option to directly chat one-on-one with a subscriber.

•	Monitor engagement – Easily use built-in measuring tools to assess and monitor follower engagement and interaction

Today, BlackBerry also announced plans to bring BBM to iOS® and Android™ users this summer. BlackBerry expects that iOS and Android users will also be able to experience BBM Channels later this year, subject to approval by the Apple App Store and Google Play.

BBM with BBM Channels is now available in beta for BlackBerry® 10 smartphones, as well as BlackBerry smartphones running BlackBerry® 5 OS through 7.1. For BlackBerry OS customers*, BBM Channels is part of the new BBM version 8, which also offers enhanced navigation tools, with tabbed viewing for quick and easy access to contacts, chats, groups, recent updates and BBM Channels. Furthermore, it allows the option to share your enhanced profile information with BBM contacts or within invitations. The beta releases can be downloaded for free on BlackBerry Beta Zone**. Customers can sign up to BlackBerry Beta Zone for free at www.BlackBerry.com/betazone. For more information about BBM, please visit www.blackberry.com/bbm.
*BBM requires a BlackBerry service plan on BlackBerry smartphones running BlackBerry OS.
**BlackBerry Beta Zone is not available in all markets.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
mediarelations@rim.com
519-888-7465 x77273

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 8

May 14, 2013

FOR IMMEDIATE RELEASE

BlackBerry and Flurry announce Flurry Analytics for BlackBerry 10

BlackBerry developers now have access to industry leading analytics tool

BlackBerry Live 2013, Orlando, FL – BlackBerry® (NASDAQ: BBRY; TSX: BB) and Flurry announced today Flurry Analytics for BlackBerry® 10 is expected to become available by the end of Q2. Flurry Analytics is a tool developers can easily integrate with their apps to enable access to user data. It provides developers a consolidated dashboard across multiple platforms for convenience and control with a deeper understanding of audience demographics, customer acquisition, user engagement and purchasing patterns. Flurry Analytics will enable BlackBerry 10 app developers to establish performance benchmarks against category and overall market as well as deepen customer insights to improve monetization and retention strategies.

“We’re excited to work with Flurry to provide our partners and developers with the Flurry Analytics SDK and the Flurry Analytics Dashboard, which will help enable them to bring high quality apps that customers can enjoy on the BlackBerry 10 platform,” said Martyn Mallick, VP Global Alliances and Business Development.

“Flurry is proud to support the vibrant BlackBerry 10 developer community as they adopt the new platform,” said Simon Khalaf, Flurry CEO. “Flurry is equally proud to support platform providers so committed to innovation in the mobile app ecosystem.”

Developers can register to download the SDK here: http://www.flurry.com/flurry-analytics.html
Additional information for developers, including instructions, can be found here: http://devblog.blackberry.com/2013/05/flurry-analytics-blackberry-10/

About Flurry
Flurry helps app owners measure, advertise and monetize apps in the new app economy. The company’s comprehensive measurement and advertising platform reaches over 1 billion monthly unique smartphone and tablet devices across iOS, Android and other platforms. More than 100,000 companies use Flurry advertising and analytics services across more than 300,000 apps.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contacts:
Veronica Orzechowski
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Peter Farago
Flurry VP Marketing
peter@flurry.com
510-461-4450

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 14, 2013	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO